SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D
                          (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                 SEARCH FINANCIAL SERVICES, INC.
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                         (Name of Issuer)


                   Common Stock, $.01 par value
        9%/7% Convertible Preferred Stock, $.01 par value
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                  (Title of Class of Securities)


                           812207 40 5
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                          (CUSIP Number)



                         Timothy G. Ewing
                        Value Partners, Ltd.
                      c/o Fisher Ewing Partners
                          Suite 4660 West
                         2200 Ross Avenue
                     Dallas, Texas  75201-2790
                           (214)999-1900


(Name, Address, Telephone Number of Person Authorized to Receive Notices
                       and Communications)

                        December 11, 1997
-----------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        Page 1 of 18 Pages

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CUSIP No. 812207-40-5           13D                  Page 2 of 18 Pages
---------------------------                      -------------------------
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1.  NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Value Partners, Ltd.  75-2291866
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                           (b) [X]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS*

WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               [ ]
   IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

   N/A
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas
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                  7.  SOLE VOTING POWER                1,158,376
  NUMBER OF       --------------------------------------------------------
   SHARES         8.  SHARED VOTING POWER                  N/A
 BENEFICIALLY     --------------------------------------------------------
  OWNED BY        9.  SOLE DISPOSITIVE POWER           1,158,376
    EACH          --------------------------------------------------------
 REPORTING        10. SHARED DISPOSITIVE POWER             N/A
 PERSON WITH
--------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,158,376
--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                    [ ]

    N/A
--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.3%
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14. TYPE OF REPORTING PERSON*

    PN
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
---------------------------                       ------------------------
CUSIP No. 812207-40-5              13D               Page 3 of 18 Pages
---------------------------                       ------------------------
--------------------------------------------------------------------------
1. NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Fisher Ewing Partners 75-2393946
--------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                           (b) [X]
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3. SEC USE ONLY
--------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   N/A
--------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

   N/A
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas
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  NUMBER OF      7.  SOLE VOTING POWER                         N/A
   SHARES        ---------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER                    1,158,376
  OWNED BY       ---------------------------------------------------------
    EACH         9.  SOLE DISPOSITIVE POWER                    N/A
  REPORTING      ---------------------------------------------------------
 PERSON WITH     10. SHARED DISPOSITIVE POWER               1,158,376
--------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,158,376
--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                         [ ]

    N/A
--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.3%
--------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
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
---------------------------                      -------------------------
CUSIP No. 812207-40-5              13D               Page 4 of 18 Pages
---------------------------                      -------------------------
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1. NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Richard W. Fisher
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                          (b) [X]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS*                                           N/A
--------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

   N/A
--------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                         N/A
  NUMBER OF      ---------------------------------------------------------
   SHARES        8.  SHARED VOTING POWER                    1,158,376
 BENEFICIALLY    ---------------------------------------------------------
  OWNED BY       9.  SOLE DISPOSITIVE POWER                    N/A
    EACH         ---------------------------------------------------------
 REPORTING       10. SHARED DISPOSITIVE POWER               1,158,376
 PERSON WITH
--------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,158,376
--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                         [ ]

    N/A
--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.3%
--------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------

---------------------------                      -------------------------
CUSIP No. 812207-40-5               13D              Page 5 of 18 Pages
---------------------------                      -------------------------
--------------------------------------------------------------------------
1. NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Timothy G. Ewing
--------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   N/A
--------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

   N/A
--------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                     N/A
 NUMBER OF       ---------------------------------------------------------
   SHARES        8.  SHARED VOTING POWER                 1,158,376
 BENEFICIALLY    ---------------------------------------------------------
  OWNED BY       9.  SOLE DISPOSITIVE POWER                N/A
    EACH         ---------------------------------------------------------
  REPORTING      10. SHARED DISPOSITIVE POWER            1,158,376
 PERSON WITH
--------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,158,376
--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                        [ ]

    N/A
--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.3%
--------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------

---------------------------                     --------------------------
CUSIP No. 812207-40-5         Amendment No. 3          Page 6 of 18
---------------------------                     --------------------------
     This statement on Schedule 13D (the "Statement") relating to shares of the common stock, $.01 par value (the "Common Stock"), and 9%/7% Convertible Preferred Stock, $.01 par value ("Convertible Preferred Stock"), of Search Financial Services, Inc. (the "Issuer") is hereby amended as follows:

Item 1.  Security and Issuer
----------------------------

     The prior response to Item 1 remains unchanged, except that the Issuer has changed its name from Search Capital Group, Inc. to Search Financial Services, Inc.

Item 2.  Identity and Background
--------------------------------

     The prior response to Item 2 remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The prior response to Item 3 remains unchanged.

Item 4.  Purpose of Transaction
-------------------------------

     Value Partners originally acquired its shares of Convertible
Preferred Stock and Common Stock solely for investment purposes.
However, on December 11, 1997, Value Partners sent a letter to the Issuer expressing various concerns regarding the Issuer, the Convertible Preferred Stock and the acquisition of Dealers Alliance Credit Corporation ("DACC"). A copy of the December 11, 1997 letter is attached hereto as
Exhibit 4.

     Value Partners is concerned about the inability of the Issuer to pay dividends on the Convertible Preferred Stock and about the Issuer's proposal to amend its Restated Certificate of Incorporation to provide for a mandatory reclassification and conversion of the Convertible Preferred Stock into Common Stock. In its December 11, 1997 letter, Value Partners states that it will not vote in favor of the proposed reclassification and that it will take whatever steps are necessary to block the proposed reclassification. To this end, Value Partners has requested a list of the holders of the Convertible Preferred Stock, as well as various Board of Directors' minutes, financial analyses and other books and records regarding the proposed reclassification.
With respect to the proposed voluntary exchange offer of Common Stock for Convertible Preferred Stock, Value Partners presently does not intend to tender its shares but has not yet decided whether to oppose the voluntary exchange offer.

     If the Issuer proceeds with the mandatory reclassification of the Convertible Preferred Stock, Value Partners currently intends to take one or more of the following steps to block the reclassification:
(1) purchasing additional shares of Convertible Preferred Stock so that the Issuer does not receive the two-thirds approval required;

---------------------------                     -------------------------
CUSIP No. 812207-40-5         Amendment No. 3        Page 7 of 18
---------------------------                     -------------------------

(2) soliciting other holders of the Convertible Preferred Stock to vote against the reclassification; or (3) pursuing litigation.

     In the event the Issuer does not pay dividends on the Convertible Preferred Stock for four consecutive quarters, then the holders of the Convertible Preferred Stock will have the right, voting separately as a class, to elect two-thirds of the Board of Directors of the Issuer. If four consecutive quarterly dividends are not paid, Value Partners currently intends to exercise its right to elect directors to the full extent deemed appropriate at the time. However, since such voting rights will not be triggered prior to the summer of 1998, no decision has been made by Value Partners at this time as to how many directors Value Partners will seek to elect on its own or with the support of other holders of Convertible Preferred Stock or whom such directors will be.

     Value Partners also expressed concerns in its December 11, 1997 letter about the Issuer securities issued in the DACC acquisition for less than their fair market value. Under the anti-dilution provisions governing the terms of the Convertible Preferred Stock, Value Partners believes that the number of shares of Convertible Preferred Stock need to be immediately adjusted upward and the conversion price needs to be adjusted downward.

     Value Partners also set forth other concerns regarding the acquisition of DACC, including the purchase accounting adjustments that were made and then restated. Value Partners has requested various Board minutes, financial analyses, purchase accounting analyses and other books and records relating to the acquisition of DACC.

     Value Partners may be willing to provide additional funding to the Issuer, provided that the terms of the Convertible Preferred Stock are amended to be more favorable to the holders thereof and if certain changes are made in the senior management of the Issuer. To date, such proposals have not been finalized by Value Partners and have not been discussed on a preliminary basis with the Issuer. There can be no assurance that any such proposals, if finalized, will be viewed favorably by the Issuer.

     Other than as set forth above, Value Partners does not have any at this time specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

---------------------------                     -------------------------
CUSIP No. 812207-40-5        Amendment No. 3          Page 8 of 18
---------------------------                     -------------------------

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     The response to Item 5(a) is hereby supplemented as follows:

     (a) Value Partners beneficially owns 444,177 shares of the Convertible Preferred Stock of the Issuer, which amounts to 18.0% of the 2,470,124 shares of Convertible Preferred Stock issued and outstanding.

     In addition, Value Partners owns 270,022 shares of the Issuer's Common Stock, which represents 4.0% of the 6,682,886 shares of Common Stock issued and outstanding as of November 14, 1997. Because each share of Convertible Preferred Stock is convertible into two shares of Common Stock, Value Partners is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 1,158,376 shares of Common Stock, or 15.3% of the 7,571,240 shares of Common Stock that would be issued and outstanding if Value Partners fully converted its Convertible Preferred Stock into Common Stock.

     None of Fisher Ewing, Mr. Fisher or Mr. Ewing directly owns any shares of Convertible Preferred Stock or Common Stock. However, since Fisher Ewing is the general partner of Value Partners and since Messrs. Fisher and Ewing are the general partners of Fisher Ewing, each of Fisher Ewing, Mr. Fisher and Mr. Ewing may be deemed to have shared voting and dispositive power over the shares of Convertible Preferred Stock and Common Stock directly owned by Value Partners.

     The prior response to Items 5(b) through 5(e) remain unchanged.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
----------------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

       The prior response to Item 6 remains unchanged.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

       The prior response to Item 7 is hereby supplemented by adding the following exhibits:

     Exhibit 3 Joint Filing Agreement for Schedule 13D
     Exhibit 4 Letter Dated December 11, 1997 to Search Financial Services,
               Inc.

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CUSIP No. 812207-40-5          Amendment No. 3         Page 9 of 18
---------------------------                      -------------------------

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              VALUE PARTNERS, LTD.

                              By: Fisher Ewing Partners as General Partner



December 17, 1997             By:/s/ Timothy G. Ewing
                                 --------------------
                                  Timothy G. Ewing
                                  General Partner


                              FISHER EWING PARTNERS



December 17, 1997              By:/s/ Timothy G. Ewing
                                  --------------------
                                  Timothy G. Ewing
                                  General Partner



December 17, 1997               By:/s/ Richard W. Fisher
                                   ---------------------
                                    Richard W. Fisher



December 17, 1997                By:/s/ Timothy G. Ewing
                                    ---------------------
                                    Timothy G. Ewing

                                                             EXHIBIT 3

                      JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby enter into this Joint Filing Agreement dated as of December 17, 1997 and agree that the Schedule 13D to which this Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


                              VALUE PARTNERS, LTD.

                              By: Fisher Ewing Partners as General Partner



                                   By:/s/ Timothy G. Ewing
                                      --------------------
                                      Timothy G. Ewing
                                      General Partner


                              FISHER EWING PARTNERS



                                   By:/s/ Timothy G. Ewing
                                      --------------------
                                      Timothy G. Ewing
                                      General Partner



                                   By:/s/ Richard W. Fisher
                                      ---------------------
                                      Richard W. Fisher



                                   By:/s/ Timothy G. Ewing
                                      --------------------
                                      Timothy G. Ewing